300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2000

September 28, 2017

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck Rahul Patel Isaac Esquivel Daniel Gordon

Re:	VICI Properties Inc. Registration Statement on Form 10-12G (File No. 000-55791) Pre-Effective Amendment No. 2 Filed September 28, 2017

Gentlemen:

As discussed with Rahul Patel, VICI Properties Inc. (the “Company”) is filing as correspondence certain changed pages supplementally provided to the Staff on September 22, 2017, in advance of the Company filing Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form 10-12G (the “Registration Statement”). As discussed, certain pro forma numbers in the Amendment differ from those set forth in the pages previously provided supplementally as a result of the Company receiving the results of the creditor elections made pursuant to its Plan of Reorganization, as further described in the Registration Statement.

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163 or Edward J. Schneidman, P.C. at (312) 862-3333.

Sincerely,

/s/ Carol Anne Huff
Carol Anne Huff

cc:	John Payne
Mary Beth Higgins
VICI Properties Inc.

Edward J. Schneidman, P.C.
Kirkland & Ellis LLP

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

The Restructuring On January 15, 2015, CEOC and the other Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Bankruptcy Court. On January 13, 2017, the Debtors filed their Plan of Reorganization with the Bankruptcy Court. The Bankruptcy Court entered an order confirming the Plan of Reorganization on January 17, 2017. Pursuant to the Plan of Reorganization, on the Effective Date, the historical business of CEOC will be separated by means of a spin-off transaction whereby the Debtors’ real property assets (subject to certain exceptions) and golf course operations will be transferred to VICI REIT. CEOC and certain of CEOC’s subsidiaries will lease the transferred real property assets pursuant to the Lease Agreements, CEC will guarantee the payment obligations of the tenants under the Lease Agreements and an affiliate of CEC will manage the operation of such properties, as further described under “Relationship Between VICI REIT and CEOC and CEC After the Restructuring.” The Plan of Reorganization provides for a number of elections to be made by various creditor classes, which affect the number of shares of our common stock and Series A preferred stock outstanding and the amount and type of our debt securities outstanding on the Effective Date. Set forth below is an overview of the equity and debt securities and debt instruments of VICI REIT, VICI PropCo and CPLV that will be issued to certain of CEOC’s creditors on the Effective Date pursuant to the Plan of Reorganization. Common Stock and Series A Convertible Preferred Stock On the Effective Date, giving effect to the PropCo Equity Election described below, 177.2 million shares of our common stock will be distributed to certain creditors of CEOC and 12 million shares of our Series A Convertible Preferred Stock (the “Series A preferred stock”) with a liquidation preference of $300.0 million will be distributed to certain creditors of CEOC and certain backstop investors. The Series A preferred stock will automatically convert into 51.4 million shares of our common stock on the 20th business day following the Effective Date (the “Mandatory Preferred Conversion”), which common stock will represent approximately 20.9% of the outstanding common stock following conversion of the Series A preferred stock and exchange of the CPLV Mezzanine Debt described below. Indebtedness Following Emergence from Bankruptcy On the Effective Date, giving effect to the PropCo Equity Election, VICI PropCo, a subsidiary of our Operating Partnership, will issue to certain of CEOC’s creditors $1,613.3 million aggregate principal amount of senior secured first lien term loans (“Term Loans”) under the new senior secured credit facility, $282.8 million aggregate principal amount of first-priority senior secured floating rate notes due 2022 (“First Lien Notes”), and $820.9 million aggregate principal amount of 8.0% second-priority senior secured notes due 2023 (the “Second Lien Notes”). CPLV will borrow $2,200.0 million from third parties, including $1,550.0 million of asset-level real estate mortgage financing (the ”CPLV CMBS Debt”) and three tranches of mezzanine debt in the aggregate principal amount of $650.0 million (the “CPLV Mezzanine Debt”). The junior tranche of the CP LV Mezzanine Debt in the aggregate amount of $250.0 million will automatically be exchanged for 17.6 million shares of our common stock on the 20th business day following the Effective Date (the “Mandatory Mezzanine Conversion”, and together with the Mandatory Preferred Conversion, the “Mandatory Conversions”), which common stock will represent approximately 7.2% of the outstanding common stock following exchange of the junior tranche of CPLV Mezzanine Debt and Mandatory Preferred Conversion. The cash proceeds from the CPLV CMBS Debt and CPLV Mezzanine Debt will be distributed to certain creditors of CEOC under the Plan of Reorganization. 2

VICI PROPERTIES INC. Donnelley Financial ADG cummb0px 22-Sep-2017 13:01 EST 392523 TX 3 37*
FORM 10 LOS 18-Aug-2017 13:23 EST COMP PS PMT 1C

Certain of CEOC's creditors that were otherwise eligible to receive Term Loans, First Lien Notes and Second Lien Notes were able to elect to receive our common stock in lieu of such debt, with the amount of debt that could be exchanged capped at $1,250.0 million (the "PropCo Equity Election"). The PropCo Equity Election was fully subscribed and, as a result, on the Effective Date, creditors that made the election, will receive an aggregate of 77.2 million shares of common stock in lieu of $1,250 million of Term Loans, First Lien Notes and Second Lien Notes. The shares of common stock issued to such parties will represent 31.3% of the outstanding common stock after giving effect to the Mandatory Conversions.

The table below shows the amount of debt and Series A preferred stock outstanding on the Effective Date (giving effect to the PropCo Equity Election) prior to and after giving effect to the Mandatory Conversions.

Debt / Security	Prior to Mandatory Conversions	After Mandatory Conversions
CPLV Debt	$2,200.0 million	$1,950.0 million
Term Loans and First Lien Notes	1,896.1 million	1,896.1 million
Second Lien Notes	820.9 million	820.9 million
Total Debt	**4,917.0 million**	**4,667.0 million**
Series A Preferred Stock (liquidation preference)	300.0 million	—
Total Debt and Preferred Stock	**$5,217.0 million**	**$4,667.0 million**

Our Competitive Strengths

We believe the following strengths effectively position us to execute our business plan and growth strategies:

Premier portfolio of high-quality gaming, hospitality and entertainment assets with significant underlying value.

Our portfolio features Caesars Palace and market-leading regional properties with significant scale. Our properties are well-maintained and leased to leading brands, such as Caesars, Horseshoe, Harrah's and Bally's. These brands drive loyalty and value with guests through superior service and products and continuous innovation. Our portfolio benefits from its strong mix of demand generators, including casinos, guest rooms, restaurants, entertainment facilities, bars and night clubs and convention space. We believe our properties are well insulated from incremental competition as a result of high replacement costs, as well as regulatory restrictions and long-lead times for new development. The high quality of our assets appeal to a broad base of customers, stimulating traffic and visitation.

Our portfolio is anchored by Caesars Palace, which is located at the center of the Strip. We believe Las Vegas is one of the most attractive travel destinations in the United States, with a record 42.9 million visitors in 2016, according to the Las Vegas Convention and Visitors Authority. We believe Las Vegas is a market characterized by steady economic growth and high consumer and business demand with limited new supply. Caesars Palace, which is one of the most iconic gaming facilities in Las Vegas, features gaming entertainment, a large-scale hotel, extensive food and beverage options, state-of-the-art convention facilities, retail outlets and entertainment showrooms. Caesars Palace continues to benefit from positive macroeconomic trends, including record visitation levels in 2016, and strong convention attendance, hotel occupancy and average daily rates, among other key indicators.

Our portfolio also includes market-leading regional resorts that are benefitting from significant invested capital over recent years. The regional properties we own include award-winning land-based and dockside

3

VICI PROPERTIES INC. | Donnelley Financial | ADG redor0px | 22-Sep-2017 13:18 EST | 392523 TX 57 35*
FORM 10 | START PAGE | LOS | 18-Aug-2017 13:23 EST COMP | PS PMT 1C

Unaudited Pro Forma Combined Condensed Financial Information

The following unaudited pro forma combined condensed balance sheet of VICI REIT as of June 30, 2017, gives effect to the Restructuring as if it had occurred on June 30, 2017, and the following unaudited pro forma combined condensed statements of operations for the six months ended June 30, 2017 and for the year ended December 31, 2016 give effect to the Restructuring as if it had occurred on January 1, 2016, in each case, also giving effect to the PropCo Equity Election. See "Summary—The Restructuring." The unaudited pro forma combined condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X.

The following unaudited pro forma combined condensed financial information does not reflect the financial position or results of operations of VICI REIT for the periods indicated. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and in many cases are based on estimates and preliminary information. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these pro forma financial statements. We believe such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments. However, the pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had the Restructuring occurred at the beginning of the period presented.

The unaudited pro forma financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements of Caesars Entertainment Outdoor, the balance sheets of VICI REIT and the combined statements of investments of real estate assets to be contributed to VICI REIT, included elsewhere in this registration statement.

The following unaudited pro forma combined condensed financial statements give effect to the Restructuring, including:

- the transfer of CEOC's real property assets to VICI REIT and its subsidiaries;
- the execution of the Lease Agreements;
- the anticipated incurrence by subsidiaries of VICI REIT of approximately $4.92 billion of new indebtedness, giving effect to the PropCo Equity Election;
- the transfer of Caesars Entertainment Outdoor to our TRS;
- the entry into the Golf Course Use Agreement;
- the issuance of 177,160,494 shares of VICI REIT common stock to certain of CEOC's creditors, giving effect to the PropCo Equity Election; and
- the issuance of 12,000,000 shares of Series A preferred stock with an aggregate liquidation preference of $300.0 million to certain of CEOC's creditors and backstop investors.

Pursuant to the PropCo Equity Election, certain of CEOC's creditors that would have received Term Loans, First Lien Notes and Second Lien Notes were able to elect to receive our common stock in lieu of such debt, with the amount of debt that could be exchanged capped at $1,250.0 million. The PropCo Equity Election was fully subscribed and, as a result, on the Effective Date, creditors that made the election, will receive an aggregate of 77,160,494 shares of common stock in lieu of $1,250 million of Term Loans, First Lien Notes and Second Lien Notes. These pro forma financial statements have been prepared giving effect to the PropCo Equity Election. In addition, CPLV has received commitments with respect to $2,200.0 million of debt, including $1,550.0 million of asset level real estate financing and three tranches of mezzanine debt in the aggregate amount of $650.0 million. Debt issuance costs incurred will be paid for by CEOC and will not offset the gross amounts reflected in the pro forma financial statements.

The pro forma balance sheets do not give effect to the Mandatory Conversions of our Series A preferred stock and $250.0 million of junior CPLV Mezzanine Debt. As a result, the junior tranche of the CPLV

57

Mezzanine Debt and the Series A preferred stock are reflected on our pro forma balance sheet. As a result of the Mandatory Conversions, such tranche and preferred stock will be exchanged for common stock on the 20th business day following the Effective Date. The shares issued in the Mandatory Conversions will represent 28.0% of the outstanding common stock after giving effect to the Mandatory Conversions. The pro forma income statement gives effect to the Mandatory Conversions as of the 20th business day following the Effective Date. The pro forma financial statements give effect to the application of “fresh start” reporting in accordance with ASC 852—Reorganizations (“ASC 852”). The pro forma adjustments are based on an assumed fair value of approximately $8.3 billion of the assets of VICI REIT. Fair values of assets and liabilities, including leases, on the pro forma balance sheet are based on preliminary valuations, have been made solely for purposes of developing the pro forma combined financial information and are subject to further revisions and adjustments. Updates to such preliminary valuations will be completed in the periods subsequent to those reported in this registration statement and will be calculated as of the Effective Date and, to the extent such updates reflect a valuation different than those used in these pro forma financial statements, there may be adjustments in the carrying values of certain assets and liabilities and related deferred taxes and such adjustments may also affect the revenues and expense, that would be recognized in the statement of operations following the Effective Date. As such, the following pro forma financial information is not intended to represent our actual post-Effective Date financial condition and statement of operations, and any differences could be material. 58

VICI PROPERTIES INC. | Donnelley Financial | ADG sring0dc | 22-Sep-2017 02:57 EST | 392523 TX 59 22*
FORM 10 | START PAGE | LOS | 18-Aug-2017 13:23 EST | COMP | PS PMT 1C

Unaudited Pro Forma Combined Condensed Balance Sheet
As of June 30, 2017
(in thousands)

	VICI REIT (a)	Caesars Entertainment Outdoor (b)	Real Estate Assets to be Contributed (c)	Pro-Forma Adjustments	Total Pro-Forma
Assets					
Real Estate Investments:					
Accounted for using the operating method	$—	$ —	$ —	$ 1,165,000 (d)	$1,165,000
Accounted for using the direct financing method	—	—	—	7,040,000 (d)	7,040,000
Property, net	—	—	4,841,723	(4,841,723)(d)	—
Property and equipment, used in operations, net	—	87,430	—	(12,430)(e)	75,000
Cash and cash equivalents	—	175	—	56,525 (f)	56,700
Deferred income taxes	—	—	—	—	—
Other assets	—	750	—	—	750
Total assets	**$—**	**$88,355**	**$4,841,723**	**$ 3,407,372**	**$8,337,450**
Liabilities					
Debt	$—	$ —	$ —	$ 4,917,000 (g)	$4,917,000
Accounts payable	—	303	—	(303)(h)	—
Accrued expenses	—	779	—	(779)(h)	—
Deferred income taxes	—	5,043	—	50 (e)(i)	5,093
Other liabilities	—	254	—	(254)(h)	—
Total liabilities	—	**6,379**	—	**4,915,714**	**4,922,093**
Commitments and contingencies					
Convertible redeemable preferred stock	—	—	—	754,637(j)	754,637
Equity					
Net investments	—	81,924	4,841,723	3,363,277 (d)	
	—	—	—	(8,080)(e)	
	—	—	—	(4,400)(i)	
	—	—	—	56,525 (f)	
	—	—	—	(1,772)(k)	
	—	—	—	(4,917,000)(g)	
	—	—	—	303 (h)	
	—	—	—	779 (h)	
	—	—	—	254 (h)	
	—	—	—	(754,637)(j)	
	—	—	—	52 (l)	
				(2,658,948)	
Common stock	—	—	—	1,772 (k)	1,772
Additional paid in capital	—	—	—	2,658,948	2,658,948
Retained earnings	—	52	—	(52)(l)	—
Total equity	—	**81,976**	**4,841,723**	**(2,262,979)**	**2,660,720**
Total liabilities, redeemable preferred stock, and equity	**$—**	**$88,355**	**$4,841,723**	**$ 3,407,372**	**$8,337,450**

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma combined condensed financial information.

59

VICI PROPERTIES INC. | Donnelley Financial | ADG sring0dc | 22-Sep-2017 02:57 EST | 392523 TX 60 12*
FORM 10 | START PAGE | LOS | 18-Aug-2017 13:23 EST COMP | PS PMT 1C

Unaudited Pro Forma Combined Condensed Statement of Operations
For the Six Months Ended June 30, 2017
(in thousands, except share and per share amounts)

	VICI REIT (aa)	Caesars Entertainment Outdoor (bb)	Pro-Forma Adjustments	Total Pro-Forma
Revenues				
Earned income from direct financing leases	$—	$ —	$ 316,079 (cc)	$ 316,079
Rental income from operating leases	—	—	24,250 (dd)	24,250
Golf course	—	9,725	4,858 (ee)	14,583
Property taxes reimbursed	—	—	28,836 (ff)	28,836
Total revenues	—	**9,725**	**374,023**	**383,748**
Operating expenses				
Depreciation	—	1,601	(365)(gg)	1,236
Golf course	—	7,076	—	7,076
General and administrative	—	1,048	1,006 (hh)	2,054
Property taxes	—	—	28,836 (ff)	28,836
Total operating expenses	—	**9,725**	**29,477**	**39,202**
Operating income	—	—	344,546	344,546
Interest expense, net	—	—	(124,677) (ii)	(124,677)
Income before income taxes	—	—	219,869	219,869
Provision for income taxes	—	—	(1,828) (jj)	(1,828)
Net income	**$—**	**$ —**	**$ 218,041**	**$ 218,041**
Weighted average number of common and potentially dilutive securities outstanding				
Basic			246,224,886 (kk)	246,224,886
Diluted			246,224,886	246,224,886
Basic earnings per common share			$ 0.89	$ 0.89
Diluted earnings per common share			$ 0.89	$ 0.89

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma combined condensed financial information.

60

VICI PROPERTIES INC. | Donnelley Financial | ADG sring0dc | 22-Sep-2017 02:57 EST | 392523 TX 61 27*
FORM 10 | START PAGE | LOS | 18-Aug-2017 13:23 EST COMP | PS PMT 1C

Unaudited Pro Forma Combined Condensed Statement of Operations
For the Year Ended December 31, 2016
(in thousands, except share and per share amounts)

	VICI REIT (aa)	Caesars Entertainment Outdoor (bb)	Pro-Forma Adjustments	Total Pro-Forma
Revenues				
Earned income from direct financing leases	$—	$ —	$ 628,976 (cc)	$ 628,976
Rental income from operating leases	—	—	48,500 (dd)	48,500
Golf course	—	18,785	8,651 (ee)	27,436
Property taxes reimbursed	—	—	57,672 (ff)	57,672
Total revenues	—	**18,785**	**743,799**	**762,584**
Operating expenses				
Depreciation	—	3,030	(557)(gg)	2,473
Golf course	—	13,739	—	13,739
General and administrative	—	2,009	2,012 (hh)	4,021
Property taxes	—	—	57,672 (ff)	57,672
Total operating expenses	—	**18,778**	**59,127**	**77,905**
Operating income	—	7	684,672	684,679
Interest expense, net	—	(7)	(249,354)(ii)	(249,361)
Income before income taxes	—	—	435,318	435,318
Provision for income taxes	—	—	(3,223)(jj)	(3,223)
Net income	$—	$ —	$ **432,095**	$ 432,095
Weighted average number of common and potentially dilutive securities outstanding				
Basic			242,440,536 (kk)	242,440,536
Diluted			242,440,536	242,440,536
Basic earnings per common share			$ 1.78	$ 1.78
Diluted earnings per common share			$ 1.78	$ 1.78

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma combined condensed financial information.

61

VICI PROPERTIES INC. | Donnelley Financial | VDI-W7-PFL-0220 12.4.2 | ADG sringOdc | 22-Sep-2017 02:57 EST | 392523 TX 62 21*
FORM 10 | START PAGE | LOS | 18-Aug-2017 13:23 EST | COMP | PS PMT 1C

Note 1—Balance Sheet Pro Forma Adjustments

(a) VICI REIT was formed as Rubicon Controlled LLC, a Delaware limited liability company, on July 5, 2016, and was renamed VICI Properties Inc. and converted into a Maryland corporation on May 5, 2017. VICI REIT currently has no assets and has not had any operating activity since its formation.

(b) Represents the balance sheet derived from the historical unaudited combined condensed financial statements of Caesars Entertainment Outdoor, included elsewhere in this registration statement. Caesars Entertainment Outdoor will be transferred to our TRS on the Effective Date.

(c) Represents amounts derived from the historical unaudited Combined Statement of Investments of Real Estate Assets to be Contributed to VICI REIT from CEOC, which is included elsewhere in this registration statement.

(d) Represents the adjustment to the real estate assets to fair value on the Effective Date under ASC 852 for real estate assets under lease through the Lease Agreements and the reclassification of such real estate assets as investments in direct financing leases and operating leases.

The real estate assets are valued using an income approach and, more specifically, the discounted cash flow ("DCF") technique. Future lease payments for the properties are modeled according to the terms contained in the Lease Agreements. Although management believes the length of the leases with CEOC LLC will extend to the full thirty-five year lease term per the Lease Agreements, the real property valuation analysis contemplates typical market participant oriented nine and 14 year hold periods as a best methodology to estimate the value of the cash flow during the full term lease. Appropriate expenses are estimated and deducted from the future contract rent to derive expected future cash flows. Terminal or reversion values are calculated for both hold period scenarios based on estimated market terminal capitalization rates. The DCF technique estimates value by discounting back to present value the anticipated future cash flows for the interim periods in the DCF model plus the present value of the terminal values using an appropriate discount rate. The discount rate was derived based upon a weighted average cost of capital ("WACC"). The WACC was estimated based upon observations of a peer group or guideline companies whose stock was publicly traded on recognized exchanges as such guideline companies were considered comparable to the Company. Factors considered in deriving a WACC included general market rates of return at the valuation date, business risks associated with the industry in which VICI REIT operates, and other specific risk factors deemed appropriate. An estimated discount rate of 9.0% was selected as a base rate for all properties. Individual property discount rates were then adjusted based on the specific additional aforementioned risk factors and, once adjusted, ranged from 7.5% to 17.5%.

Under guidance in ASC 840—Leases ("ASC 840"), the Lease Agreements are bifurcated between operating leases and direct financing leases. The fair value assigned to certain portions of the land qualify for operating lease treatment while the fair value assigned to the buildings is classified as a direct financing lease, and portion of the land which was not bifurcated is also classified as part of direct financing lease.

Land accounted for under the operating method has an indefinite useful life and is not depreciated.

The Company's investment in direct financing leases consisted of the following as of June 30, 2017:

(in thousands)	
Minimum lease payments receivable (a)	$ 25,898,155.1
Estimated residual values of leased property (unguaranteed)	602,142.9
Gross investment in direct financing leases	26,500,298.0
Unamortized initial direct costs	—
Less: Unearned income	(19,460,298.0)
Net investment in direct financing leases	$ 7,040,000.0

(a) Minimum lease payments do not include contingent rent that may be received under the Lease Agreements. Contingent rent amounted to $0 for the six months ended June 30, 2017 and the year ended December 31, 2016.

62

VICI PROPERTIES INC. Donnelley Financial ADGhoytv0px 22-Sep-2017 13:14 EST 392523 TX 63 21*
FORM 10 LOS 18-Aug-2017 13:23 EST COMP PS PMT 1C

At June 30, 2017, minimum lease payments for each of the five succeeding fiscal years are as follows:

(in thousands)	
2017	$ 315,000.0
2018	631,650.0
2019	634,983.0
2020	638,382.7
2021	641,850.3

(e) Represents the adjustment to fair value of $75.0 million for the Caesars Entertainment Outdoor assets and liabilities based on a preliminary purchase price allocation and the related impact to historical deferred tax liability relating to the assets adjusted. The assets and liabilities contributed will be reported in accordance with fresh start reporting.

(f) Represents cash contributed by CEOC on the Effective Date pursuant to the Plan of Reorganization.

(g) Represents the gross amounts of indebtedness to be incurred by subsidiaries of VICI REIT described below. The respective financing and issuance costs incurred for debt to be issued in connection with the Restructuring will be paid by CEOC.

Pro forma debt of VICI REIT includes $1,613.3 million of Term Loans with a variable interest rate of LIBOR plus 3.5%, maturing in 2022; $282.8 million aggregate principal amount of First Lien Notes with interest rates based on the sum of (A) the greater of (i) LIBOR and (ii) 1.0% plus (B) 3.5%, maturing in 2022; $820.9 million aggregate principal amount of Second Lien Notes, with a fixed interest rate of 8.0% maturing in 2023; $1,550.0 million of CPLV CMBS Debt, maturing in 2023; and $650.0 million of CPLV Mezzanine Debt. We have prepared these pro forma financial statements giving effect to the PropCo Equity Election. The pro forma assumes that the weighted average yield on the CPLV CMBS Debt and CPLV Mezzanine Debt will result in annual cash interest payments of $97.3 million, based upon the rates provided in the commitment letter.

The pro forma weighted average interest rate on VICI REIT's pro forma indebtedness described above is 5.07%.

(h) Represents reversal of accounts payable and accrued expenses and other liabilities recorded on the historical Caesars Entertainment Outdoor financial statements that will not be transferred to VICI REIT in connection with the Restructuring.

(i) Represents the reversal of the historical deferred tax liability associated with property and equipment that will be retained by CEOC. The pro forma combined condensed financial information has been prepared based on the assumption that VICI REIT will qualify as a REIT under the Code. As such, VICI REIT generally will not be subject to federal corporate income tax to the extent it distributes its REIT taxable income to its shareholders. As a REIT, we are legally required to distribute 90% of taxable income. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on any undistributed portion of such taxable income. REITs are subject to a number of other organizational and operational requirements. We may still be subject to (i) certain state and local taxes on our income and property and (ii) federal corporate income and excise taxes on our undistributed income.

(j) Represents the fair value of the Series A preferred stock to be issued pursuant to the Plan of Reorganization giving effect to the PropCo Equity Election, the Mandatory Preferred Conversion and the Mandatory Mezzanine Conversion, which collectively will result in the issuance of an aggregate of 146,224,886 shares of common stock. Due to the redemption and repayment provisions of the Series A preferred stock, it is classified as mezzanine equity in accordance with ASC 480. See "Description of Registrant's Securities to be Registered—Preferred Stock—Series A Preferred Stock."

(k) Represents the par value of 177,160,494 shares of common stock issued pursuant to the Plan of Reorganization, giving effect to the PropCo Equity Election and prior to the Mandatory Conversions.

(l) Represents retained earnings of Caesars Entertainment Outdoor that will not be transferred to REIT on adoption of Fresh Start reporting.

63

VICI PROPERTIES INC. | Donnelley Financial | ADG sring0dc | 22-Sep-2017 02:57 EST | 392523 TX 64 39*
FORM 10 | LOS | 18-Aug-2017 13:23 EST | COMP | PS PMT 1C

Note 2—Statement of Operations Pro Forma Adjustments

(aa) VICI REIT was formed as Rubicon Controlled LLC, a Delaware limited liability company, on July 5, 2016, and was renamed VICI Properties Inc. and converted into a Maryland corporation on May 5, 2017. VICI REIT currently has no assets and has not had any operating activity since its formation.

(bb) Represents the results of operations derived from the historical unaudited and audited combined financial statements of Caesars Entertainment Outdoor, included elsewhere in this registration statement. Caesars Entertainment Outdoor will be transferred to our TRS on the Effective Date, including the historical expenses directly associated with the assets to be contributed by CEOC, comprised of depreciation, property taxes, insurance, operating expenses and payroll costs.

(cc) Represents lease income associated with the rent from the Lease Agreements which are accounted for as direct financing leases. Under the CPLV Lease Agreement, base rent is $165.0 million for the first seven years with an annual increase of the greater of 2% or the increase in the Consumer Price Index commencing in the second year. Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the respective property through the end of the lease term. At each renewal term, the base rent amount will be set at the fair market value for the rent but will not be less than the amount of rent due from CEOC in the immediately preceding year nor will the rent increase by more than 10% compared to the immediately preceding year. The portion of the overall rent amount attributable to any facility for which the renewal term extends beyond 80% of its useful life will be adjusted to fair market value for that facility.

Under each of the Non-CPLV Lease Agreement and Joliet Lease Agreement, base rent is equal to $433.3 million and $39.6 million, respectively, for the first seven years with an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the sixth year. With respect to the Joliet Lease Agreement, we will be entitled to receive 80% of the rent pursuant to the operating agreement of our joint venture, Harrah's Joliet LandCo LLC. Beginning in the eighth year, a portion of each rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the respective properties through the end of the lease term. At each renewal term, each base rent amount will be set at the fair market value for the rent but will not be less than the amount of rent due from CEOC in the immediately preceding year nor will such rent increase by more than 10% compared to the immediately preceding year.

Base rent and variable rent that is known at the lease commencement date will be recorded on an effective interest method basis over the thirty-five year lease term, which includes the initial fifteen-year non-cancelable lease term and all four five-year renewal terms under the Lease Agreements, as such renewal terms have been determined to be reasonably assured.

For the six months ended June 30, 2017 and the year ended December 31, 2016, pro forma rent payments accounted for under the direct financing lease method total $292.4 million and $581.5 million, respectively. Pro forma earned income from direct financing leases is $316.1 million and $629.0 million, respectively. The difference of $23.7 million and $47.5 million, respectively, represents the adjustment to recognize fixed amounts due under the Lease Agreements on an effective interest basis at a constant rate of return over the lease term.

(dd) Represents the portion of lease income associated with the rent from the Lease Agreements that is accounted for under the operating lease method. Rental income was allocated to operating lease assets based on CEOC LLC's incremental borrowing rate in accordance with ASC 840—Leases.

(ee) Represents the increase in revenues resulting from the Golf Course Use Agreement between VICI Golf LLC and CEOC. Revenues under this agreement are comprised of a membership fee, use fee and minimum rounds fee.

(ff) Represents reimbursements from CEOC for the property taxes paid by CEOC under the Lease Agreements with offsetting expenses recorded in operating expenses, as one of our subsidiaries is the primary obligor.

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(gg) Represents the change in depreciation expense for the assets of Caesar Entertainment Outdoor due to recording the assets at fair value under ASC 852. The depreciation expense is recorded over the estimated useful lives of the respective assets using the straight-line method.
(hh) Represents additional general and administrative costs, including payroll costs, IT costs, rent expense and external audit fees incurred independently to operate the REIT as independent company. This adjustment represents the costs which were determined to be factually supportable, directly attributable to and, with respect to the pro forma statement of operations, expected to have a continuing impact.
We also expect to incur other additional costs, including but not limited to salaries, director’s and officer’s insurance, tax advisory, and legal fees. Additionally, we expect to incur incremental costs as a result of becoming a publicly traded company. As these amounts are not directly attributable to the transaction, an adjustment for such additional general and administrative costs has been excluded. We estimate that general and administrative costs for VICI REIT on a combined basis, including costs of being a reporting company, could result in incremental general and administrative expenses of $27 million to $29 million per year.
(ii) Represents interest expense related to borrowings that will be incurred by our subsidiaries under the Restructuring. It is estimated that a 1% increase or decrease in the annual interest rate on our variable rate obligations would increase or decrease our annual cash interest expense by approximately $19.0 million on an annual basis. See note (g) for additional details regarding this debt. ss Pursuant to the PropCo Equity Election, certain of CEOC’s creditors that would have received debt were able to elect common stock in lieu of such debt, with the maximum amount s of debt that could be exchanged s capped at $1,250.0 million. This exchange of debt for common shares has a corresponding s decrease in debt interest expenses payable. The PropCo Equity Election was fully subscribed s and, as a result, on the Effective Date, creditors that s made the election, will receive an aggregate of 77,160,494 shares of common stock in lieu of $1,250 million of Term Loans, First Lien Notes and Second Lien s Notes. s These pro forma financial statements have been prepared giving effect to the PropCo Equity Election. ›
(jj) Reflects the income tax expense expected to be incurred by Caesars Entertainment Outdoor as a taxable REIT subsidiary based on an estimated effective income tax rate of 35% consistent with Caesars Entertainment Outdoor’s historical effective income tax rate.
(kk) Diluted earnings per share is computed using the weighted-average number of common shares and the effect of potentially dilutive securities outstanding during the period.
s

VICI PROPERTIES INC. | Donnelley Financial | VDI-W7-PR3-0322 12.4.2 | ADG cummb0px | 22-Sep-2017 12:45 EST | 392523 TX 101 11*
FORM 10 | START PAGE | LOS | 18-Aug-2017 13:23 EST | COMP | PS PMT 1C

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On May 5, 2017, we issued 1,000 shares of our common stock to CEOC, our parent company as of the date of this registration statement, pursuant to Section 4(a)(2) of the Securities Act.

On the Effective Date, VICI REIT will issue 177,160,494 shares of common stock and 12,000,000 shares of Series A preferred stock with an aggregate liquidation preference of $300 million ($25 per share). On the 20th business day following the Effective Date, the Series A preferred stock will automatically convert into an aggregate of 51,433,692 shares of VICI REIT's common stock in the Mandatory Preferred Conversion. See "Summary—The Restructuring." No additional consideration is payable in connection with the Mandatory Preferred Conversion.

Pursuant to the Plan of Reorganization and a Backstop Commitment Agreement dated September 12, 2017, backstop purchasers agreed, or otherwise had the right, to purchase a specified number of the shares of the Series A preferred stock for cash, with the cash proceeds of such purchases being paid to certain creditors of CEOC. [●] shares of Series A preferred stock will be purchased by the backstop purchasers on the Effective Date (the "Backstop Shares") at a price of $20.83 per share and [●] shares of Series A preferred stock will be issued to creditors of CEOC as a portion of the recovery on account of their claims.

Pursuant to section 1145 of the Bankruptcy Code, the offering and issuance of the shares of VICI REIT's common stock, Series A preferred stock and the shares of common stock issuable upon conversion of the Series A preferred stock (in each case, other than the Backstop Shares), is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution, or sale of securities. The offering and issuance of the Backstop Shares and the common stock issuable in connection with the Mandatory Preferred Conversion are exempt from registration under Section 5 of the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Regulation 506 under the Securities Act, as an offering to "accredited investors." The issuance of the common stock in connection with the Mandatory Preferred Conversion of the Backstop Shares, to the extent constituting an offer or sale, is exempt from registration under Section 3(a)(9) of the Securities Act as an offering and sale to existing security holders.

On the Effective Date, VICI PropCo will issue $282.8 million aggregate principal amount of First Lien Notes and $820.9 million in aggregate principal amount of Second Lien Notes. Pursuant to section 1145 of the Bankruptcy Code, the offering and issuance of these securities as contemplated by the Plan of Reorganization is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution, or sale of securities.

In addition, on the Effective Date, CPLV Mezz 3 LLC, a wholly owned subsidiary of VICI PropCo and an indirect wholly owned subsidiary of VICI REIT, will issue a junior tranche of CPLV Mezzanine Debt in an amount of $250.0 million to institutional accredited investors, which debt will automatically convert on the 20th business day following the Effective Date into an aggregate of 17,630,700 shares of VICI REIT's common stock in the Mandatory Mezzanine Conversion. See "Summary—The Restructuring." No additional consideration is payable in connection with the Mandatory Mezzanine Conversion. The net proceeds from the issuance of the junior tranche of the CPLV Mezzanine Debt will be distributed to creditors under the Plan of Reorganization. The offering and issuance of the junior tranche of the CPLV Mezzanine Debt and the common stock issuable in connection with the Mandatory Mezzanine Conversion are exempt from registration under Section 5 of the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Regulation 506 under the Securities Act, as an offering to "accredited investors."

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